FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 20, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the investment in BriVision Optronics Corp. through AU Optronics (L) Corp. (“AULB”) and BriVision Optronics (L) Corp.”, dated August 20, 2010.

2.
Taiwan Stock Exchange filing entitled, “To announce the disposal of common stock of Darwin Precisions (L) Corp. on behalf of AU Optronics (L) Corp. (“AULB”), a subsidiary of AUO”, dated August 20, 2010.

3.
Taiwan Stock Exchange filing entitled, “The announcement of the disposal of common stock of Darwin Precisions Corp.(“Darwin”) on behalf of Konly Venture Corp. (“Konly”), a subsidiary of AUO”, dated August 20, 2010.

4.
Taiwan Stock Exchange filing entitled, “The announcement of the acquisition of common stock of Darwin Precisions Corp.(“Darwin”) on behalf of Ronly Venture Corp.(“Ronly”), a subsidiary of AUO”, dated August 20, 2010.

5.	Taiwan Stock Exchange filing entitled, “The Board resolution of the registration of all AUO’s common shares in the book-entry system”, dated August 20, 2010.

6.	Taiwan Stock Exchange filing entitled, “To announce the equipment acquisition on behalf of Darwin Precisions (Xiamen) Corp., a subsidiary of AUO”, dated August 20, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: August 20, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1
AU Optronics Corp.

August 20, 2010
English Language Summary

Subject:	To announce the investment in BriVision Optronics Corp. through AU Optronics (L) Corp. (“AULB”) and BriVision Optronics (L) Corp.
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2010/08/20

Content:
1.	Date of occurrence of the event: 2010/08/20

2.	Method of the present increase (decrease) in investment: To invest through AULB by capitalizing from AUO or working capital of AULB.

3.	Transaction volume, price per unit, and total monetary amount of the transaction:
The total amount of the transaction is USD 5,150 thousand, including investment in BriVision Optronics Corp. of USD 5,100 thousand.

4.	Company name of the invested mainland Chinese company:
BriVision Optronics Corp. (tentative)

5.	Paid-in capital of said invested mainland Chinese company: 0

6.	Amount of new capital increment currently planned by said invested mainland Chinese company: USD 10,000 thousand

7.	Main business items of said invested mainland Chinese company: To manufacture, assemble and sale displays and related parts and components

8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11.	Amount of actual investment to date in said invested mainland Chinese company: 0

12.	Counterparty to the transaction and its relationship to the Company: The Company’s subsidiaries

13.
Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the    counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times : N/A

15.	Gain (or loss) on disposal: N/A

16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17.
The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: The Board of the Company resolved the investment and authorized the chairman to deal with the investment.

18.	Broker: N/A

19.	Concrete purpose of the acquisition or disposal: Long-term investment

20.	Do the directors have any objection to the present transaction?: No

21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD 690,258 thousand

22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 24.93%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 3.87%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 8.21%

25.	Total amount of actual investment in the mainland China area to date: USD 530,970 thousand

26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 19.17%

27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 2.98%

28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 6.32%

29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:
2009: US$ 192,828 thousand
2008: US$ 57,682 thousand
2007: US$ 47,068 thousand

30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

32.	Any other matters that need to be specified: The investment is subject to the authority’s approval.

Item 2
AU Optronics Corp.

August 20, 2010
English Language Summary

Subject:	To announce the disposal of common stock of Darwin Precisions (L) Corp. on behalf of AU Optronics (L) Corp. (“AULB”), a subsidiary of AUO.
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2010/08/20

Content:
1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common stock of Darwin Precisions (L) Corp.

2.	Date of occurrence of the event:2010/08/20~2010/08/20

3.	Volume, unit price, and total monetary amount of the transaction:
Volume: 20,500 thousand shares
Unit price: USD 2.16;
Total monetary amount: USD 44,280 thousand

4.
Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Darwin Precisions Corp., a subsidiary of the parent company

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the   trading counterpart), price of transfer, and date of acquisition: To cooperate with the parent company’s restructuring of investment ; N/A; N/A;N/A

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.
Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the   creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.
Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): No disposal gain/loss should be recognized for the restructuring of investments between consolidated entities.

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Bullet; N/A ; N/A

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
The Board of AU Optronics Corp. resolved to sell common stocks of Darwin Precisions (L) Corp. and authorized the chairman to deal with the transaction within a specified amount.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):
Current cumulative volume: None
Current cumulative amount: None
Shareholding percentage of the holding: None

12.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

26.31%; 93.50%; USD 22,433 thousand

13.	Broker and broker’s fee: N/A

14.	Concrete purpose or use of the acquisition or disposition:
To cooperate with the parent company’s restructuring of investment

15.	Net worth per share of company underlying securities acquired or disposed of: USD 2.16

16.	Do the directors have any objection to the present transaction?: No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.	Any other matters that need to be specified: The investment is subject to the authority’s approval.

Item 3

AU Optronics Corp.

August 20, 2010
English Language Summary

Subject:	The announcement of the disposal of common stock of Darwin Precisions Corp.(“Darwin)” on behalf of Konly Venture Corp. (“Konly”), a subsidiary of AUO
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2010/08/20

Content:
1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common stock of Darwin

2.	Date of occurrence of the event: 2010/02/22~2010/08/20

3.	Volume, unit price, and total monetary amount of the transaction:
Volume: 30,000 thousand shares
Unit price: NTD 20; NTD 18.53
Total monetary amount: NTD 560,310 thousand

4.
Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

59 individuals; Ronly Venture Corp.(“Ronly”), the parent company AU OpronicsCorp.’s (“AUO”), 100%-owned subsidiary.

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the   trading counterpart), price of transfer, and date of acquisition:

An adjustment in investment structure; NA; NA; NA

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.
Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the   creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.
Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NTD 17,497 thousand

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Bullet; NA; NA

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
The Board of AUO resolved the transaction and authorized the chairman to deal with all related arrangements in accordance with Konly’s “Handling Procedures forAcquisition or Disposition of Assets”.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):
Current cumulative volume: 59,404 thousand shares
Current cumulative amount: NTD 442,210 thousand
Shareholding percentage of the holding: 14.14%

12.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Current ratio of securities investment (including the current trade) to the total assets of Konly: 85.99%
Current ratio of securities investment (including the current trade) to the shareholder’s equity of Konly: 86.58%
Operating capital of Konly: NTD 905,409 thousand

13.	Broker and broker’s fee: N/A

14.	Concrete purpose or use of the acquisition or disposition:
An adjustment in investment structure.

15.	Net worth per share of company underlying securities acquired or disposed of: NTD 18.53

16.	Do the directors have any objection to the present transaction?: No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.	Any other matters that need to be specified: N/A

Item 4
AU Optronics Corp.

August 20, 2010
English Language Summary

Subject:	The announcement of the acquisition of common stock of Darwin Precisions Corp.(“Darwin”) on behalf of Ronly Venture Corp.(“Ronly”), a subsidiary of AUO
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2010/08/20

Content:
1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common stock of Darwin

2.	Date of occurrence of the event:2010/08/20~2010/08/20

3.	Volume, unit price, and total monetary amount of the transaction:
Volume: 27,000 thousand shares
Unit price: NTD 18.53;
Total monetary amount: NTD 500,310 thousand

4.
Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Konly Venture Corp.(“Konly”), the parent company AU Opronics Corp.’s (“AUO”), 100%-owned subsidiary.

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the  trading counterpart), price of transfer, and date of acquisition: An adjustment in investment structure; NA; NA; NA

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.
Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Bullet; NA; NA

10.
The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The Board of AUO resolved the transaction and authorized the chairman to deal with all related arrangements in accordance with Ronly’s “Handling Procedures for Acquisition or Disposition of Assets”.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):
Current cumulative volume: 38,271 thousand shares
Current cumulative amount: NTD 626,810 thousand
 Shareholding percentage of the holding: 9.11%

12.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Current ratio of securities investment (including the current trade) to the total assets of Ronly: 89.12%
Current ratio of securities investment (including the current trade) to the shareholder’s equity of Ronly: 89.40%
Operating capital of Ronly: NTD 852,629 thousand

13.	Broker and broker’s fee: N/A

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NTD 18.53

16.	Do the directors have any objection to the present transaction?: No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.	Any other matters that need to be specified: N/A

Item 5

AU Optronics Corp.
August 20, 2010
English Language Summary

Subject:	The Board resolution of the registration of all AUO’s common shares in the book-entry system
Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2010/08/20

Content:
1.	Date of occurrence of the event: 2010/08/20

2.	Company name: AU Optronics Corp. (“AUO”)

3.	Relationship to the Company (please enter “head office” or “affiliate company”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:
The Board approved the registration of all AUO’s common shares in the book-entry system and set September 9, 2010 as the registration date in accordance with the authority's policy.

6.	Countermeasures: N/A

7.	Any other matters that need to be specified:

(1)	The rights and obligations are as same as existing ones after the registration.

(2)	The registration is eligible for the simplified procedure approval by the authority and shall not have a book closure period.

Item 6

AU Optronics Corp.

August 20, 2010
English Language Summary

Subject:	To announce the equipment acquisition on behalf of Darwin Precisions (Xiamen) Corp., a subsidiary of AUO
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2010/08/20

Content:
1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): facilities for Backlight manufacturing.

2.	Date of the occurrence of the event: 2010/02/15~2010/08/20

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: CNY 170,500 thousand/set and CNY 170,500 thousand totally.

4.
Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shanghai Baoye Construction Group Corp.

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.	Terms of delivery or payment (including payment period and monetary amount): Payment in installments.

9.
The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Price comparison, price negotiation and tender invitation

10.	Name of the professional appraisal institution and its appraisal amount: N/A

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12.	Is the appraisal report price a limited price or specific price?: N/A

13.	Has an appraisal report not yet been obtained?: N/A

14.	Reason an appraisal report has not yet been obtained: N/A

15.	Broker and broker’s fee: N/A

16.	Concrete purpose or use of the acquisition or disposition: manufacturing

17.	Do the directors have any objection to the present transaction?: N/A

18.	Any other matters that need to be specified: N/A